                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
             -------------------------------------------------------

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                            (Name of Subject Company)

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                      (Name of Person(s) filing statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                (INCLUDING THE ASSOCIATED SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                    05538E109
                      (CUSIP number of class of securities)

                            RICHARD W. TURNER, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        BEI MEDICAL SYSTEMS COMPANY, INC.
                               100 HOLLISTER ROAD
                              TETERBORO, NEW JERSEY
                                 (201) 727-4900

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:

                             JAMES H. CARROLL, ESQ.
                               COOLEY GODWARD LLP
                            380 INTERLOCKEN CRESCENT
                                    SUITE 900
                           BROOMFIELD, COLORADO 80021
                                 (720) 566-4000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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[ LOGO ]BEI Medical Systems


COMPANY CONTACTS:                                 INVESTOR RELATIONS CONTACTS:
-----------------                                 ----------------------------
BEI Medical Systems.                              Lippert/Heilshorn & Associates
Thomas W. Fry, CFO                                Kim Sutton Golodetz
(201) 727-4900                                    (kgolodetz@lhai.com)
fry@beimedical.com                                (212) 838-3777
------------------                                Bruce Voss  (Bvoss@lhai.com)
www.beimedical.com                                (310) 691-7100
------------------                                www.lhai.com
                                                  -------------


                      BOSTON SCIENTIFIC ANNOUNCES AGREEMENT
                  TO ACQUIRE BEI MEDICAL SYSTEMS COMPANY, INC.

   ACQUISITION TO EXPAND ENDOSURGERY PRODUCT OFFERINGS IN THE AREA OF WOMEN'S
                                     HEALTH


Natick, MA and Teterboro, NJ (May 14, 2002) - Boston Scientific Corporation (NYSE: BSX) and BEI Medical Systems Company, Inc. (NASDAQ: BMED) today announced the signing of a definitive agreement for Boston Scientific to acquire BEI in an all-cash transaction for a purchase price of approximately $95 million, or $6.84 per common share equivalent. The transaction, which will be accomplished by a cash tender offer and follow-on merger, is expected to close in the second quarter of 2002. The tender offer for the common shares of BEI is expected to commence later this month and is conditioned upon the tender of a majority of the outstanding shares of BEI and other customary conditions. Management and certain other stockholders of BEI have agreed to support the acquisition by tendering their shares into the tender offer, voting their shares in favor of the transaction at any shareholder meeting or selling their securities to Boston Scientific. The BEI board has unanimously voted to recommend the tender offer to its shareholders. Boston Scientific expects the acquisition to be $0.01 dilutive to earnings in 2002.

The acquisition will expand Boston Scientific's product offerings in the area of women's health. BEI will become part of Boston Scientific's Endosurgery group.

BEI designs, manufactures and markets less-invasive technology used by gynecologists to treat excessive uterine bleeding due to benign causes. BEI's major technology is the Hydro ThermAblator(R) (HTA) System, a less-invasive technology for global endometrial ablation, a procedure designed to eliminate the tissue (the endometrium) responsible for menstrual bleeding.

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The HTA System allows gynecologists to perform endometrial ablation under direct visualization on an outpatient basis under local anesthesia. More than 200,000 hysterectomies are performed each year in the U.S. for excessive uterine bleeding due to benign causes.

The HTA System has received Pre-Market Approval (PMA) from the U.S. Food and Drug Administration (FDA). In support of the PMA submission, BEI submitted data from a controlled, randomized clinical trial of 276 patients. This is the only FDA-approved trial of a commercially available global endometrial ablation system to include the treatment of women with submucosal fibroids up to 4 cm in diameter. The trial achieved its primary endpoint by demonstrating equivalency to rollerball endometrial ablation (the current standard of care). The HTA System has also received CE Mark approval and is commercially available in Europe and other international markets.

 "The Hydro ThermAblator System is the only FDA-approved global endometrial ablation system that provides physicians both direct hysteroscopic visualization of the procedure and the ability to treat irregularly shaped uterine cavities," said Steve Moreci, Boston Scientific Senior Vice President and Group President, Endosurgery. "The addition of this technology strengthens our growing gynecology product offering and provides women with an important treatment option."

"Since 1999, BEI has focused its efforts solely on the development and commercialization of the Hydro ThermAblator System, which provides a simple, cost-effective, and less-invasive solution to the problem of excessive uterine bleeding," said Richard Turner, President and Chief Executive Officer of BEI. "Combining the advantages of our HTA System with the sales and marketing capabilities of Boston Scientific should accelerate adoption and routine use of this technology. Our physician customers and their patients will be well served by this combination."

Boston Scientific and BEI officials will be discussing the agreement with analysts on a conference call at 11 a.m. ET today. The Company will webcast the conference call simultaneously to all interested parties through its website (WWW.BOSTONSCIENTIFIC.COM). To ensure a timely connection to the webcast, it is recommended that users register at least 15 minutes before the conference call. The webcast will be available for seven business days on the Boston Scientific web site.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices. The Company's products are used in a broad range of interventional medical specialties.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Boston Scientific and BEI wish to caution the reader of this press release that actual results may differ from those discussed in the forward-looking statements and may be adversely affected by, among other things, the inability to meet conditions imposed for consummating the transaction, the risk that the Boston Scientific and BEI businesses will not be integrated successfully, risks associated with new product development and commercialization, competitive offerings, each company's overall business strategy, and other factors described in each company's filings with the Securities and Exchange Commission.

This release is neither an offer to purchase nor a solicitation of an offer to sell securities of BEI. The tender offers will be made solely by an offer to purchase and a related letter of transmittal to be disseminated upon the commencement of the tender offer. Holders of BEI securities should read the Tender Offer Statement on Schedule TO filed by Boston Scientific when it becomes available, as well as the Schedule 14D-9 to be filed by BEI, as they will contain important information about the tender offer. Investors can obtain -- at no cost -- the Tender Offer Statement on Schedule TO, the Schedule 14D-9, and other filed documents, from the Securities and Exchange Commission's website HTTP://WWW.SEC.GOV.

                               CONTACT: Milan Kofol (508-650-8569)
                                        Investor Relations
                                        Boston Scientific Corporation

                                        Paul Donovan (508-650-8541)
                                        Media Relations
                                        Boston Scientific Corporation

                                        Richard W. Turner  (201-727-4901)
                                        President and Chief Executive Officer
                                        BEI Medical Systems Company, Inc.

                                        Thomas W. Fry (201-727-4927)
                                        Chief Financial Officer
                                        BEI Medical Systems Company, Inc.

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